                                                                    EXHIBIT (12)

                                   ONEOK, INC.
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                                                   Year Ended   Year Ended
                                                                                   December 31, August 31,
(Unaudited)                                                                           2000        1999
----------------------------------------------------------------------------------------------------------
                                                                                  (Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt                                                          $ 90,027   $ 37,087
Other interest                                                                        24,775     14,440
Amortization of debt discount and expense                                              3,828      1,282
Interest on lease agreements                                                           3,497      2,604
--------------------------------------------------------------------------------------------------------
Total Fixed Charges                                                                  122,127     55,413
Preferred dividend requirements                                                       59,839     61,061
--------------------------------------------------------------------------------------------------------
Total fixed charges and                                                             $181,966   $116,474
   preferred dividend requirements
=======================================================================================================
Earnings before income taxes and undistributed                                      $229,754   $169,552
   income from equity investees
Total fixed charges                                                                  122,127     55,413
--------------------------------------------------------------------------------------------------------
Earnings available for combined fixed charges and preferred
  stock dividend requirements                                                       $351,881   $224,965
=======================================================================================================
Ratio of earnings to combined fixed charges and preferred
  stock dividend requirements                                                           1.93 x     1.93 x
=======================================================================================================


For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.